December 2, 2019

Scott W. Schorer
Chief Executive Officer
GI Dynamics, Inc.
320 Congress Street
Boston, MA 02210

       Re: GI Dynamics, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 6, 2019
           File No. 000-55195

Dear Mr. Schorer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Melanie Figueroa, Esq.